11018757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intellivest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Chase Ct.
(No. and Street)

Riverdale, (City) GA (State) 30296-2610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

678-595-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. Patrick Green, CPA PC
(Name – *if individual, state last, first, middle name*)

117 W. Broad St., Suite 101 (Address) Fairburn, (City) GA (State) 30213 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel H. Holber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intellivest, as of 12/31/10, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres/CEO

Title

JENNIFER LYNN STEWART NOTARY PUBLIC OWETA COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTELLIVEST SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009

AND SUPPLEMENTARY INFORMATION

AND OPINION OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5 under the
Securities Exchange Act of 1934

G. PATRICK GREEN, CPA PC

CERTIFIED PUBLIC ACCOUNTANT
117 W. BROAD ST. SUITE 101
FAIRBURN, GA. 30213
(770) 964-0035 (770) 964-5266

Independent Auditor's Report

To the Board of Directors and Stockholders of
Intellivest Securities, Inc.

We have audited the accompanying balance sheet of **Intellivest Securities, Inc.** (a corporation) as of December 31, 2010 and 2009, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Intellivest Securities, Inc.** as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

G Patrick Green, CPA PC
Fairburn, GA
February 15, 2011

INTELLIVEST SECURITIES, INC.
BALANCE SHEET
As of December 31

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 113,210	$ 16,408
Available for sale securities, at fair value	7,119	5,946
TOTAL CURRENT ASSETS	120,329	22,354
OTHER ASSETS		
Deferred tax benefit	1,837	3,015
TOTAL ASSETS	$ 122,166	$ 25,369
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT AND OTHER LIABILITIES		
Accrued expenses	$ 24,750	$ -
Accrued income taxes	13,104	-
TOTAL CURRENT LIABILITIES	37,854	-
LONG TERM LIABILITIES		
Deferred tax liability	2,315	686
TOTAL LIABILITIES	40,169	686
STOCKHOLDER'S EQUITY		
Common stock ($1 par, 200 shares authorized, 100 shares issued and outstanding)	100	100
Paid-in capital	32,200	32,200
Retained earnings	47,378	(8,763)
Accumulated other comprehensive income: Unrealized gain (loss) on available for sale securities	2,319	1,146
TOTAL STOCKHOLDER'S EQUITY	81,997	24,683
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 122,166	$ 25,369

The accompanying notes are an integral part of these financial statements.

INTELLIVEST SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31

	2010	2009
INCOME	$ 406,728	$ -
TOTAL INCOME	406,728	-
EXPENSES		
Bank charges	34	-
Consulting	229,881	-
Fidelity Bond	655	-
Insurance	989	-
Legal and accounting	85,000	2,500
Membership fees and dues	5,477	150
Penalties	227	-
Regulatory Fees	4,017	385
Taxes	20	20
Travel	8,680	-
TOTAL EXPENSES	334,980	3,055
NET PROFIT (LOSS) FROM OPERATIONS	71,748	(3,055)
OTHER INCOME (EXPENSE)		
Interest income	77	33
NET PROFIT (LOSS) BEFORE INCOME TAXES	71,825	(3,022)
PROVISION FOR INCOME TAXES	(15,684)	927
NET PROFIT (LOSS) AFTER INCOME TAXES	56,141	(2,095)
OTHER COMPREHENSIVE INCOME		
Unrealized gain (loss) on available for sale securities	1,173	(1,467)
TOTAL COMPREHENSIVE INCOME	57,314	(3,562)

The accompanying notes are an integral part of these financial statements.

INTELLIVEST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Total comprehensive income (loss)	$ 57,314	$ (3,562)
Adjustments to reconcile total comprehensive income (loss) to net cash used in operating activities		
(Increase) decrease in deferred tax asset	1,178	(927)
Increase (decrease) in deferred tax liability	1,629	-
Increase (decrease) in accrued expenses	24,750	-
Increase (decrease) in accrued income taxes	13,104	-
(Increase) decrease in unrealized gain on securities	(1,173)	1,467
Net cash used by operating activities	96,802	(3,022)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash used by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in paid in capital	0	2,500
Net cash from financing activities	0	2,500
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	96,802	(522)
CASH & CASH EQUIVALENTS JANUARY 1	16,408	15,595
Prior period adjustment	-	1,335
CASH & CASH EQUIVALENTS DECEMBER 31	$ 113,210	$ 16,408

The accompanying notes are an integral part of these financial statements.

INTELLIVEST SECURITIES, INC.
STATEMENT OF
STOCKHOLDER'S EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2008	100	$ 100	$ 29,700	$ (8,003)	$ 2,613	$ 24,410
Net income (loss) at December 31, 2009	-	-	2,500	(2,095)	(1,467)	(1,062)
Balance at December 31, 2009	100	$ 100	$ 32,200	$ (10,098)	$ 1,146	$ 23,348
Prior period adjustment				1,335		1,335
Correct balance at December 31, 2009	100	$ 100	$ 32,200	$ (8,763)	$ 1,146	$ 24,683
Net income (loss) at December 31, 2010	-	-	-	56,141	1,173	57,314
Balance at December 31, 2010	100	$ 100	$ 32,200	$ 47,378	$ 2,319	$ 81,997

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of **Intellivest Securities, Inc.** (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The following is a description of the more significant of those policies.

Incorporation

The Company was incorporated under the laws of the State of Georgia on December 21, 1990, under the name of Atlanta 1996 Advisory Group, Ltd. The Company was granted a name change to Intellivest Securities, Inc. as of July 22, 2005.

Ownership

The Company is wholly owned by its sole officer and director, Daniel H. Kolber.

Nature of Operations

The primary function of the Company is to assist companies in raising capital and to provide investment structuring advice including option strategies and municipal finance strategies. The Company's primary sources of revenue are consultant fees and commissions from investment products. The Company is registered as a broker/dealer under the Securities Exchange Act of 1934, and is licensed as a broker/dealer under the laws of the State of Georgia, as well as a member of FINRA.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

Available for Sale Securities

The Company reports available for sale securities at fair market value with unrealized gains and losses included in accumulated other comprehensive income in conformity with U.S. generally accepted accounting principles. The current period unrealized gain is $1,173 and the cumulative unrealized gain is $2,319.

Prior Period Restatement

The financial statement for 2009 has been restated to account for the balance in the cash account held on deposit with FINRA. The balance at the beginning of the current fiscal period was $1,335 and the effect of this restatement is shown as a correction to the beginning balance of Retained Earnings.

NOTE B - RELATED PARTY TRANSACTIONS

Daniel H. Kolber is the sole owner, officer and director of the Company. As of July 1, 2007, the Company entered into a Lease and Administrative Services agreement with him providing for the use of a portion of his home as the Office of Supervisory Jurisdiction for the Company pursuant to the rules and regulations of the National Association of Securities Dealers. As of December 31, 2010 and 2009, there were no payments made under this agreement.

The Company paid legal fees to Daniel H. Kolber, P.C., which is a professional corporation in which the sole shareholder is Daniel H. Kolber, sole owner, officer and director of the Company. The payment was for legal services rendered in the amount of $80,000 covering the period January 1, 2010, through December 31, 2010.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had net capital in excess of its $5,000 required net capital in accordance with Rule 15c3-1.

NOTE D – INCOME TAXES

The Company is a C corporation and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of state income tax statutes. The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed. The provision for income taxes is recorded as the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. This amount was determined using the following schedule.

CALCULATION OF PROVISION FOR INCOME TAXES

	2010	2009
Net profit (loss) from operations	$ 71,747	$ (3,055)
Add: Nondeductible expenses	1,730	-
Add: Interest income	77	33
Subtract: State income tax expenses	(3,460)	-
Taxable income (loss) before NOL carryforward	70,094	(3,022)
NOL carryforward utilized	(12,427)	
Taxable income (loss)	57,667	(3,022)
Tax rate applied	22.33%	20.64%
Current income tax (benefit) expense	12,877	(624)
Other comprehensive income:		
Unrealized gain (loss) on available for sale securities	1,173	(1,467)
Tax rate applied	20.64%	20.64%
Income tax (benefit) expense from other comprehensive income	242	(303)
Total income tax (benefit) expense	13,119	(927)
Deferred tax assets used from prior periods	2,565	-
Provision for income taxes	15,684	(927)

CALCULATION OF DEFERRED INCOME TAXES

	2010	2009	2008	2007
Net operating loss carryforwards	$ -	$ (3,022)	$ (2,683)	$ (6,722)
Temporary difference:				
Unrealized gain (loss) on available for sale securities	1,173	(1,467)	(7,434)	10,047
Future taxable (deductible) amount	1,173	(4,489)	(10,117)	3,325
Tax rate applied	20.64%	20.64%	20.64%	20.64%
Deferred tax (benefit) expense	242	(927)	(2,088)	686
Deferred tax benefits utilized December 31, 2010	-	624	554	1,387
Net deferred tax (benefit) expense remaining	$ 242	$ (303)	$ (1,534)	$ 2,073

NOTE E - NET OPERATING LOSSES

The following net operating losses were utilized against taxable income this year. There are no net operating losses remaining as of December 31, 2010.

2007	$ 6,722
2008	2,683
2009	3,022
	$12,427

NOTE F - SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 15, 2011, which is the date the financial statements were available to be issued.

SCHEDULE I

INTELLIVEST SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

$ 122,166	Trial Balance Net Assets
(40,169)	Liabilities (Aggregate Indebtedness)
81,997	Net Assets
-	Other Deductions and/or Changes
81,997	Tentative Net Capital
(1,068)	Haircuts
80,929	Net Capital
(5,000)	Minimum Net Capital
75,929	Excess Net Capital

RECONCILIATION OF 12/31/2010 QUARTERLY FOCUS REPORT PART IIA COMPUTATION OF BASIC NET CAPITAL REQUIREMENT TO AUDITED FINANCIAL STATEMENTS

12/31/2010	Net capital reported on focus report	73,103
	Record daily cash account balance	5,658
	Record deposits in transit	27,500
	Record accrued expenses	(24,750)
	Net deferred tax benefit (liability)	(478)
	Increase in accrued income taxes	(104)
12/31/2010	Net capital reported on audited financial statements	80,929

SCHEDULE II

INTELLIVEST SECURITIES, INC.
OTHER INFORMATION

AS OF DECEMBER 31, 2010

The following statements and computations are not applicable at December 31, 2010, and for the period then ended and, accordingly, are not included herein:

Computation for determination of the reserve requirements under Rule 15c3-3 of the SEC.

Information relating to the possession or control requirements under Rule 15c3-3 of the SEC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

G. PATRICK GREEN, CPA PC

CERTIFIED PUBLIC ACCOUNTANT
117 W. BROAD ST. SUITE 101
FAIRBURN, GA. 30213
(770) 964-0035 (770) 964-5266

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors and Stockholders of
Intellivest Securities, Inc.

In planning and performing our audit of the financial statements of **Intellivest Securities, Inc.** (the Company) for the period ended December 31, 2010 and 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors for the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



G. Patrick Green, CPA PC
Fairburn, GA
February 15, 2011